

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Jeffrey Hawkins
Chief Executive Officer
Quantum-Si Incorporated
29 Business Park Drive
Branford, Connecticut 06405

      Re: Quantum-Si Incorporated
            Registration Statement on Form S-3
            Filed August 11, 2023
            File No. 333-273934

Dear Jeffrey Hawkins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Samantha Silver